OMB APPROVAL
                                    OMB Number:        3235-0145
                                    Expires:  September 31, 1994
                                    Estimated Average Burden
                                    hours per response     14.90


                 SECURITIES AND EXCHANGE COMMISSION
                     Washington, D.C.  20549


                           SCHEDULE 13G
                          (Rule 13d-102)

        INFORMATION STATEMENT PURSUANT TO RULES 13D-1 AND 13D-2
              UNDER THE SECURITIES EXCHANGE ACT OF 1934
                     (Amendment No. [_______])*



                           dELiA*s Inc.
                         (Name of issuer)


               Common Stock, par value $.01 per share
                  (Title of class of securities)


                            246885107
                          (CUSIP number)







* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

     The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



                                 13G
CUSIP No. 246885107


1    NAME OF REPORTING PERSON
     Robert Karetsky

     S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON


2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) [ ]
                                                       (b) [ ]
     Not Applicable


3    SEC USE ONLY


4    CITIZENSHIP OR PLACE OF ORGANIZATION
     United States


               5    SOLE VOTING POWER             0
NUMBER OF
SHARES
BENEFICIALLY   6    SHARED VOTING POWER           0
OWNED BY
EACH
REPORTING      7    SOLE DISPOSITIVE POWER        0
PERSON
WITH
               8    SHARED DISPOSITIVE POWER      617,626


9    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     617,626


10   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
     CERTAIN SHARES*                                        [ ]
     Not Applicable


11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
     5.1%


12   TYPE OF REPORTING PERSON
     IN




Item 1.   Name of Issuer:

     (a)  dELiA*s Inc. (the "Company")

          Address of Issuer's Principal Executive Offices:

     (b)  435 Hudson Street
          New York, New York  10014


Item 2.   Name of Person Filing:

     (a)  Robert Karetsky

          Address of Principal Business Office or, if None,
          Residence:

     (b)  435 Hudson Street
          New York, New York  10014

          Citizenship:

     (c)  United States

          Title of Class of Securities:

     (d)  Common Stock, par value $.01 per share

          CUSIP Number:

     (e)  246885107


Item 3. If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b), check whether the person filing is a:

          Not Applicable


Item 4.   Ownership.

     (a) 617,626 shares of Common Stock, par value $.01 per share

     (b)  5.1%

     (c)
          (i)       0
          (ii)      0
          (iii)     0
          (iv) 617,626 (shares that Robert Karetsky has the shared power to dispose of under the Family Stockholders Agreement (filed as Exhibit 10.4 to the Company's registration statement on Form S-1 (No. 333-15153)))


Item 5.   Ownership of Five Percent or Less of a Class.

          Not Applicable


Item 6.   Ownership of More than Five Percent on Behalf of
          Another Person.

          Not Applicable


Item 7.   Identification and Classification of the Subsidiary
          Which Acquired the Security Being Reported on by the
          Parent Holding Company.

          Not Applicable


Item 8.   Identification and Classification of Members of the
          Group.

          Not Applicable


Item 9.   Notice of Dissolution of Group.

          Not Applicable


Item 10.  Certification.

          Not Applicable


SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date:  February 13, 1997                /s/ Robert Karetsky
                                        Robert Karetsky